Filed Pursuant to Rule 424(b)(3)

Registration No. 333-143042

PROSPECTUS SUPPLEMENT No. 9, DATED March 28, 2008

(To Prospectus Dated May 17, 2007)

CYPRESS SEMICONDUCTOR CORPORATION

$600,000,000

(aggregate principal amount)

1.00% Convertible Senior Notes due September 15, 2009

and the Common Stock Issuable upon Conversion of the Notes

This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

The table captioned “Selling Securityholders” commencing on page 60 of the Prospectus is hereby amended to reflect the following additions and changes:

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (%)(2)
Deutsche Bank Securities Inc.	370,000	*	15,481	*
DBAG London	10,000,000	2	418,410	*

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at an initial conversion rate of approximately 41.84 shares of our common stock for each $1,000 principal amount of notes, or $23.90, subject to adjustment under certain circumstances as described under “Description of the Notes — Conversion.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 161,648,000 shares of common stock outstanding as of December 30, 2007. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.